Exhibit 3.2

The text of Section 3.03 of Article 3 of the By-laws of HNI Corporation has been amended to read as follows:

Section 3.03.  Number, Terms, Classification, and Qualifications.  Subject to the Articles of Incorporation:

(a)           The number of Directors shall be twelve.  (As amended 10/29/80, 1/31/83, 2/5/85, 8/5/86, 3/13/90, 5/5/92, 11/2/92, 5/11/93, 2/14/94, 5/10/94, 11/13/95, 5/14/96, 3/4/98, 7/29/98, 11/7/02, 2/12/03, 5/05/03, 11/07/03, 8/2/04, 5/3/05, 11/11/05, 11/10/06 and 11/19/09.)